EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

	For the Twelve Months Ended	Fiscal Year Ended September 30,

	December 31, 2014	2014	2013	2012	2011

EARNINGS:
Income from Continuing Operations	$301,901	$299,413	$260,001	$220,077	$258,402
Plus Income Tax Expense	189,349	189,614	172,758	150,554	164,381
Less Investment Tax Credit (1)	(429)	(434)	(426)	(581)	(697)
(Less Income) Plus Loss from Unconsolidated Subsidiaries	(417)	(397)	204	1,442	759
Plus Distributions from Unconsolidated Subsidiaries	—	—	—	—	4,278
Plus Interest Expense on Long-Term Debt	89,620	90,194	90,273	82,002	73,567
Plus Other Interest Expense	3,925	4,083	3,838	4,238	4,554
Less Amortization of Loss on Reacquired Debt	(529)	(529)	(721)	(1,093)	(1,093)
Plus (Less) Allowance for Borrowed Funds Used in Construction	1,237	900	827	1,231	1,037
Plus (Less) Other Capitalized Interest	4,135	3,560	1,801	2,992	1,516
Plus Rentals (2)	13,414	13,700	14,204	12,958	5,003

	$602,206	$600,104	$542,759	$473,820	$511,707
FIXED CHARGES:
Interest & Amortization of Premium and Discount of Funded Debt	$89,620	$90,194	$90,273	$82,002	$73,567
Plus Other Interest Expense	3,925	4,083	3,838	4,238	4,554
Less Amortization of Loss on Reacquired Debt	(529)	(529)	(721)	(1,093)	(1,093)
Plus (Less) Allowance for Borrowed Funds Used in Construction	1,237	900	827	1,231	1,037
Plus (Less) Other Capitalized Interest	4,135	3,560	1,801	2,992	1,516
Plus Rentals (2)	13,414	13,700	14,204	12,958	5,003

	$111,802	$111,908	$110,222	$102,328	$84,584
RATIO OF EARNINGS TO FIXED CHARGES	5.39	5.36	4.92	4.63	6.05

(1)	Investment Tax Credit is included in Other Income.

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.